Integral Acquisition Corporation 1

667 Madison Avenue

New York, New York 10065

October 20, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Daniel Gordon
Irene Paik
Jane Park
Franklin Wyman

Re:	Integral Acquisition Corporation 1
Amendment No. 2 to Registration Statement on Form S-1
Filed September 24, 2021
File No. 333-257058

Dear all:

Integral Acquisition Corporation 1 (the “Company,” “we,” “our” or “us”) hereby transmits the following responses to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 6, 2021, regarding our Amendment No. 2 to Registration Statement on Form S-1 submitted on September 24, 2021 (the “Amendment No. 2”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed the Staff’s comments with the Company’s responses. We have filed with the SEC our Amendment No. 3 to Registration Statement on Form S-1 (the “Amendment No. 3”) to reflect our responses set forth below on today’s date.

Amendment No. 2 to Form S-1 filed September 24, 2021

The Offering

Founder Shares Conversion and Anti-Dilution Rights, page 19

1.

We note your disclosure that the founder shares will automatically convert into 20% of the total number of shares of Class A common stock outstanding after the conversion, including the total number of Class A shares of common stock issued, or deemed to be issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued by the Company in connection with or in relation to the consummation of the initial business combination, including the forward purchase shares. Please tell us how you assessed the founder shares under ASC 815. Additionally, irrespective of any other conclusion under ASC 815, please tell us how you evaluated whether this feature on its own would meet the criteria in ASC 815-40-15 for equity classification.

Summary of Material Terms

As disclosed in our amended Registration Statement on Form S-1, filed on September 24, 2021, we are authorized to issue 100,000,000 shares of Class A common stock and 10,000,000 shares of Class B common stock. Holders are entitled to one vote for each share of Class A common stock and each share of Class B common stock they hold. At June 30, 2021, there were no shares of Class A common stock outstanding, and 2,875,000 shares of Class B common stock were issued and outstanding (the holders of the Class B common stock are referred to as the “initial stockholders”). Of the 2,875,000 shares of Class B common stock, up to 375,000 shares are subject to forfeiture for no consideration to the extent that the underwriters’ over-allotment option is not exercised in full. It is contemplated that the initial stockholders will collectively own 20% of our issued and outstanding common stock after our proposed initial public offering.

As disclosed in the Form S-1 (summarized from our restated Certificate of Incorporation described below), the Class B common stock will automatically convert into shares of Class A common stock concurrently with or immediately following the consummation of our initial business combination on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In case additional shares of Class A common stock or equity-linked securities are issued or deemed issued in connection with the initial business combination, including, without limitation, any forward purchase shares that may be issued, the number of shares of Class A common stock issuable upon conversion of the Class B common stock will equal, in the aggregate, on an as-converted basis, 20% of the total number of shares of Class A common stock outstanding after such conversion (after giving effect to any redemption of shares of Class A common stock by public stockholders), including the total number of shares of Class A common stock issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued by us in connection with or in relation to the consummation of the initial business combination, excluding any shares of Class A common stock or equity-linked securities or rights exercisable for or convertible into shares of Class A common stock issued, or to be issued, to any seller in the initial business combination and any private placement warrants issued to the Sponsor, officers or directors upon conversion of working capital loans, provided that such conversion of Class B common stock will never occur on a less than one-for-one basis.

In summary, we believe that our Class B common stock is a convertible equity instrument with a contingent conversion feature that should not be bifurcated from the host and accounted for as a freestanding derivative liability at fair value. Our Class B common stock, in and of themselves, is not a derivative under ASC 815. Further, the Class A common stock deliverable to the holder upon conversion of the Class B common stock would then be non-redeemable. Accordingly, the Class B and Class A common stock meet the clearly and closely related criteria because the holder retains a residual economic interest in the entity before and after conversion. In this circumstance, at least one of the three criteria that would cause bifurcation (described below) is not met and, the ultimate conversion of the Class B common stock into Class A common stock is contingent upon completing an initial business combination which is why we consider the Class B common stock to be a contingently convertible instrument. A detailed explanation as to how we analyzed the contract using the guidance contained in ASC 480, ASC 815, ASC 815-40 and ASC 470-20, which are the accounting principles that apply to this type of instrument is as follows:

Analysis of the conversion term of Class B common stock

Section 4.3(b)(i) of our amended and restated Certificate of Incorporation provides that Class B common stock is initially convertible into Class A common stock on a one-for-one basis, subject to adjustments set forth in section 4.3(b)(ii). The adjustments provided in Section 4.3(b)(ii) are summarized as follows:

1.

If additional shares of Class A common stock are issued or deemed issued in connection with the closing of the initial business combination, all Class B common stock shall convert into Class A common stock at a ratio equal to 25% of the SUM of

(A) Class A common stock issued in the proposed public offering; AND

(B) all shares of Class A common stock issuable or deemed issued upon conversion of any equity-linked securities or rights in connection with the consummation of a business combination, including shares issuable under a forward purchase agreement but excluding (i) Class A common stock or equity-linked instruments issuable to any seller in a business combination, (ii) Class A common stock issuable under private placement warrants to Integral Sponsor LLC (the “Sponsor”); (iii) warrants under working capital loans or warrants under forward purchase agreement; or (iv) Class A common stock redeemed in connection with a business combination,

2.	In no event shall the Class B common stock convert into Class A common stock at a ratio that is less than one-for-one.

The formula above will always result in the number of shares of Class A common stock issuable upon conversion of the Class B common stock being equal, in the aggregate, on an as-converted basis, to 20% of the total number of shares of Class A common stock outstanding after such conversion (after giving effect to any redemption of shares of Class A common stock by public stockholders, and excluding certain shares of issued and issuable Class A common stock as described above).

According to Section 4.3(b), the pro rata share for each holder of Class B common stock will be determined as follows: Each share of Class B common stock shall convert into such number of shares of Class A common stock as is equal to the product of one (1) multiplied by a fraction, the numerator of which shall be the total number of shares of Class A common stock into which all of the issued and outstanding shares of Class B common stock shall be converted pursuant to Section 4.3(b)(ii)(1) above and the denominator of which shall be the total number of issued and outstanding shares of Class B common stock at the time of conversion.

The adjustments in section 4.3(b)(ii) serve as a form of anti-dilution protection to the Class B common stockholders because Class B common stock is in substance guaranteed a conversion ratio of the higher of (i) one-for-one or (ii) 20% of the total number of shares of Class A common stock outstanding after such conversion, e.g., the higher the number of Class A common stock issuable under forward purchase agreement will cause the outstanding shares of Class A common stock to be higher and hence the higher the conversion ratio which is favorable to the Class B common stockholders.

Analysis of Class B common stock under ASC 480 and ASC 815

We first analyzed the Class B common stock under ASC 480 and concluded that it is not subject to liability classification because Class B common stock is not mandatorily redeemable and only convertible into Class A common stock upon a business combination. Upon consummation of a business combination, the redemption rights of the Class A common stock would have expired.

Next, we assessed the Class B common stock under ASC 815-10-15-83 which defines a derivative instrument as a financial instrument that contains (1) underlying, (2) notional amount, (3) payment provision, (4) no or smaller initial net investment, and (5) net settlement.

Class B common stock is in a legal form of shares with voting right and ownership in the residual equity upon liquidation. It requires initial net investment equal to the fair value of the Class B common stock at the time of purchase, it has no underlying, no notional amount, and no payment provision. Hence, we concluded that the Class B common stock does not meet the definition of derivative under ASC 815-10-15-83.

Analysis of the automatic contingent conversion feature to determine if the feature is freestanding or embedded in a host instrument

The FASB’s Master Glossary defines a freestanding financial instrument as follows:

A financial instrument that meets either of the following conditions is deemed to be freestanding:

A). It is entered into separately and apart from any of the entity’s other financial instruments or equity transactions.

B). It is entered into in conjunction with some other transaction and is legally detachable and separately exercisable.

Analysis:

Criterion A): Because the conversion feature was not entered into as a separate transaction and therefore, criterion A) is not met.

Criterion B): Because the automatic contingent conversion feature is neither legally detachable nor separately exercisable, criterion B) is not met.

We therefore concluded that the automatic contingent conversion feature is not freestanding, but is embedded in the host instrument, i.e., the Class B common stock.

Analysis of embedded automatic contingent conversion feature

We analyzed the automatic contingent conversion feature embedded in the Class B common stock to determine (i) whether it was an embedded derivative, i.e., a derivative if it were freestanding and, (ii) if it needed to be separated from the host contract and accounted for separately under ASC 815.

(i)	ASC 815-10-15-83– Analysis of embedded conversion feature as if it were freestanding:

ASC 815-10-15-83 defines a derivative instrument as a financial instrument that contains (1) underlying, (2) notional amount, (3) payment provision, (4) no or smaller initial net investment, and (5) net settlement.

Analysis of the automatic contingent conversion feature:

The automatic contingent conversion feature contains an underlying (price of our Class A common stock), a notional (the number of Class A common stock), and requires no initial net investment. Net settlement provision is considered met as Class A common stock will be trading upon conclusion of our proposed public offering and readily marketable for cash.

Conclusion – The automatic contingent conversion feature would meet the definition of a derivative if it were freestanding. In addition, the automatic contingent conversion feature provides for variability in the number of shares issued such that on an as-converted basis the Class B common stock will represent at least 20% of the outstanding Class A common stock post conversion. Adjustments to maintain a fixed percentage of outstanding shares is not an input for a fixed-for-fixed option pricing, hence, the embedded automatic contingent conversion feature failed the indexation rule and would have been treated as derivative if it were freestanding.

(ii)	We analyzed the embedded feature for bifurcation:

ASC 815-15-25-1 provides guidance on when an embedded component should be separated from its host instrument and accounted for separately as a derivative:

An embedded derivative shall be separated from the host contract and accounted for as a derivative instrument pursuant to Subtopic 815-10 if and only if all of the following criteria are met:

a. The economic characteristics and risks of the embedded derivative are not clearly and closely related to the economic characteristics and risks of the host contract.

b. The hybrid instrument is not remeasured at fair value under otherwise applicable generally accepted accounting principles (GAAP) with changes in fair value reported in earnings as they occur.

c. A separate instrument with the same terms as the embedded derivative would, pursuant to Section 815-10-15, be a derivative instrument subject to the requirements of this Subtopic. (The initial net investment for the hybrid instrument shall not be considered to be the initial net investment for the embedded derivative.)

Having concluded that our Class B common stock, i.e. host contract, is not derivative financial instrument that is subject to the accounting requirement of ASC 815, we then analyzed such shares along with the automatic contingent conversion feature as a hybrid contract. Using this approach, as required under GAAP, we concluded that the conversion feature should not be bifurcated from the host, Class B common stock, and accounted for as a separate derivative instrument at fair value with changes in fair value through earnings. An explanation as to how we reached our conclusion is as follows:

Analysis of host contract to determine if it is more akin to equity or debt:

The Class B common stock was issued in the form of shares; hence we analyzed the host instrument using the “whole instrument” approach in accordance with ASC 815-15-25-17A by including the embedded conversion that was evaluated for potential bifurcation. The host contract is the Class B common stock with features listed below:

Debt-like vs Equity-like (ASC 815-15-25-17C)
● Dividend rights	Equity-like
● Voting rights	Equity-like
● Participation in the residual equity	Equity-like
● Not redeemable	Equity-like
● Automatic contingent conversion feature	Equity-like

We consider the automatic contingent conversion feature to be a strong indicator that the Class B common stock is more akin to an equity host contract. At the time the Class B common stock was issued, the holders understood we might be liquidated if an initial business combination did not occur within 18 months after the initial public offering, and that its economic return was therefore tied to a successful business combination.

Other equity-like terms and features include the voting rights and common stock dividend participation rights. Because a Class B common stockholder has the ability to vote on all significant matters submitted for stockholder vote, the voting feature is weighted more heavily in the host contract determination than if a Class B common stockholder was only permitted to vote on protective matters. We placed less weight on the ability of a holder of Class B common stock to participate in common stock dividends because we have not paid and are not expected to pay dividends to common stockholder in the near term. The Class B common stockholder’s return on its capital is highly dependent upon a successful business combination and an expected exit through the conversion feature.

Conclusion on host contract:

The Class B common stock is considered as an equity instrument because it possesses features that are more akin to equity and does not contain any features that make it more aligned with debt. The Class B common stock does not carry any liquidation preference, but would if a business combination is not consummated and as a result the Company is liquidated. In that case, a Class B common stockholder would be entitled to the residual of the equity interest after redemption by holders of Class A common stock.

Analysis of the embedded feature for bifurcation under ASC 815-15-25-1

In order to qualify for bifurcation, all three criteria in ASC 815-15-25-1 must be met. Our analysis is as follows:

Criterion a: Consideration was first made on the host contract, i.e., the Class B common stock, to determine whether the host contract was debt-like or equity-like. As concluded in previous discussion, the Class B common stock is considered as an equity instrument. The automatic contingent conversion feature is considered indexed to our Class A common stock , because it is convertible into our Class A common stock at the time of the business combination, on an as-converted basis, for at least 20% of the total number of shares of Class A common stock outstanding after such conversion. Class A common stock will not be redeemable and will have the same features as Class B common stock when automatic contingent conversion is triggered. In other words, the characteristic and economic risks of Class A common and Class B common stock will be identical at that time.

Conclusion: As the host is an equity host and the embedded automatic contingent conversion feature is indexed to our Class A common stock, the automatic contingent conversion feature is clearly and closely related to the host contract. Hence, criterion (a) above is not met.

Criterion b: Class B common stock is not remeasured at fair value under other GAAP principles with changes in fair value reported in earnings as they occur.

Conclusion: Criterion (b) is met.

Criterion c: As concluded previously, the embedded automatic contingent conversion feature would have been treated as a derivative if it were freestanding.

Conclusion: Criterion (c) is met.

Overall conclusion for bifurcation

As only two of the three above criteria were met, we concluded that the embedded automatic contingent conversion feature is not required to be bifurcated. The Class B common stock does not contain any other features that need to be further analyzed.

Analysis of the embedded derivative, i.e., the automatic contingent conversion feature under ASC 470-20 as if it were freestanding.

As we concluded, the embedded automatic contingent conversion feature is not bifurcated pursuant to ASC 815, however, we continue to analyze the instrument under ASC 470-20 for further accounting for the conversion option as if it were freestanding. As Class B common stock is convertible into Class A common stock only upon the occurrence of a business combination and the number of shares of Class A common stock that a Class B common stockholder would receive varies and cannot be computed until a business combination is consummated, according to ASC 470-20-35-1, no further accounting is needed until the contingent event, i.e., business combination occurs.

Accordingly, we have concluded that we properly accounted for the Class B common stock as an equity-classified instrument, and determined that the embedded conversion does not require bifurcation from the host contract.

Notes to Financial Statements

Note 7 Stockholders’ Equity, page F-17

2.

We note that section 6.5 of the warrant agreement states that the private placement warrants or working capital warrants that are transferred to persons other than permitted transferees cease to be private placement warrants or working capital warrants and shall become public warrants under the agreement. Tell us how you considered the cashless exercise provisions discussed in section 2.6 and 3.3 of the warrant agreement and explain whether you believe there are potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant. If so, tell us how you concluded that such a provision would not preclude the warrants from being indexed to the entity’s stock based on the guidance in ASC 815-40.

We have deleted the language in section 6.5 of the warrant agreement that stated that the private placement warrants and working capital warrants transferred to persons other than permitted transferees will be treated as public warrants under the warrant agreement. The private placement warrants will, throughout their term, retain their original attributes, including the cashless exercise provisions pursuant to Sections 2.6 and 3.3.1(c), and will not become public warrants, without regard to the holder of the private placement warrant or the working capital warrant. Therefore there will be no potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the private placement warrant or the working capital warrant. We have made certain other minor changes to the form of warrant certificate attached as Exhibit 4.3 and the warrant agreement attached as Exhibit 4.4 to the Amendment No. 3, including eliminating the provision stating that the warrants cannot be exercised until twelve months after the IPO, insofar as the shares underlying the public warrants are being registered.

We have attached the revised form of the warrant agreement as Exhibit A to this letter marked to show the deletion of the language referred to above from section 6.5 of the warrant agreement and the other minor changes to the warrant agreement. We have attached the revised form of the warrant certificate as Exhibit B to this letter marked to show the minor changes to the form of the warrant certificate.

*    *    *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Barry Grossman, Esq or Jonathan Deblinger, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,

Integral Acquisition Corporation 1

By:	/s/ Enrique Klix
Name: Enrique Klix
Title: Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP

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